Exhibit 99.1

Itaú Corpbanca Investor Relations Itaú Corpbanca Files Material Event Notice Announcing the Acquisition of Shares of Itaú Corpbanca Colombia from Helm LLC Santiago, Chile, December 3, 2019. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Financial Market Commission reporting the completion of its previously announced acquisition of shares of Itaú Corpbanca Colombia from Helm LLC and Kresge Stock Holding Company for aggregate consideration of approximately US$334 million. As a result of the transactions, Itaú Corpbanca owns approximately 87.10% of the equity of Itaú Corpbanca Colombia. The full Material Event Notice is also available on the company’s investor relations website at ir.itau.cl. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters. The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia –Banco Corpbanca Colombia and Helm Bank– becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process. As of October 31, 2019, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.1% market share. As of September 30, 2019, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.4%. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@corpbanca.cl 1250953175000 3359157620000